UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	April 14, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER

AND ANNUAL 2004 FINANCIAL AND OPERATING RESULTS

— 61% YEAR-ON-YEAR INCREASE IN TOTAL OPERATING REVENUES —

— 53% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 67% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 31.2 MILLION SUBSCRIBERS AS OF TODAY

INCLUDING 1.2 MILLION SUBSCRIBERS IN KAZAKHSTAN –

Moscow and New York (April 14, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, today announced its financial and operating results for the fourth quarter of 2004 and year ended December 31, 2004.

During the fourth quarter of 2004 the Company continued its rapid growth in new subscribers, improving financial results on a year-on-year basis and establishing the platform for successful operations going forward. VimpelCom’s consolidated financial statements are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “2004 was another year of great success for VimpelCom. We increased our subscriber base by more than 15 million, from 11.44 million to 26.58 million, and we gained more than 3 market share percentage points in Russia. We substantially improved our financial position, with OIBDA exceeding $1 billion and OIBDA margin of 47.8%, the highest in our history as a NYSE listed company. We made the first step in our CIS expansion by acquiring the number two operator in Kazakhstan. Based on these achievements, we look forward to continuing our advance in 2005 with an emphasis on high quality services, customer satisfaction and efficient marketing.”

The principal results of operations with comments are presented in the following tables. All definitions as well as condensed consolidated financial statements of VimpelCom are presented in Attachments A and B, respectively. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures follow the financial statements in Attachment B. As VimpelCom-Region was merged into VimpelCom on November 26, 2004 and ceased to exist as a legal entity, its consolidated financial statements are no longer relevant. VimpelCom-Region’s results of operations continue to be reflected in VimpelCom’s consolidated financial statements. The financial results discussed in this press release reflect the impact of the Company’s restatement of its historical financial statements for periods ending on or prior to December 31, 2003, as discussed in more detail below.

Key Subscriber Statistics

	As of Dec. 31, 2004		As of Dec. 31, 2003		Change Y-on-Y (%)	As of Sept. 30, 2004	Change Q-on-Q (%)
Moscow license area	7,476,900		5,659,600		32.1%	6,645,700	12.5%
Contract	883,400	a)	819,900		7.7%	867,100	1.9%
Prepaid	6,593,500		4,839,700		36.2%	5,778,600	14.1%
Regions	18,247,700		5,777,300		215.9%	13,223,400	38.0%
Contract	1,552,900	b)	671,100		131.4%	1,417,700	9.5%
Prepaid	16,694,800		5,106,200		227.0%	11,805,700	41.4%
Kazakhstan	858,700		n/	a	—	676,300	27.0%
Contract	748,200		n/	a	—	580,600	28.9%
Prepaid	110,500		n/	a		95,700	15.5%
Total	26,583,300		11,436,900		132.4%	20,545,400	29.4%
Churn (quarterly)	5.7%		9.7%		—	7.2%	—

a)	Including approximately 99% of postpaid (credit) and 1% of advance payment subscribers.
b)	Including approximately 14% of postpaid (credit) and 86% of advance payment subscribers.

The Company reported record subscriber growth in the fourth quarter of 2004, which was achieved primarily due to the general acceleration in subscriber growth in the Russian regions enhanced in December 2004 by Christmas and New Year promotions. The overall subscriber growth in 2004 – more than 15 million new additions—was driven by the expansion of VimpelCom’s operations to 19 new regions in Russia and to Kazakhstan, improvements in coverage and quality of services and aggressive marketing strategy.

Based on independent research, VimpelCom estimates its market share in Russia at 34.8% at the end of 2004, compared to an estimated 31.5% at the end of 2003. VimpelCom’s market share in the Moscow license area was 44.4% at the end of 2004, compared to the Company’s estimated market share of 49.3% at the end of 2003.

VimpelCom recorded a significant improvement in its 2004 annualized churn rate. The decrease in 2004 to 29.6% from 39.3% in 2003 is primarily attributed to strong acceleration in subscriber growth and implementation of effective churn-reducing activities. As the Russian marketplace continues to mature and the Company shifts its focus from customer acquisition to customer retention, churn management remains one of VimpelCom’s priority tasks.

Key Consolidated Financial and Operating Indicators

	Three months ended				Years ended
	Dec. 31, 2004	Dec. 31, 2003		Change (%)	Dec. 31, 2004	Dec. 31, 2003		Change (%)
Total operating revenues (US$,000)	635,671	407,740		55.9%	2,146,629	1,335,598		60.7%
OIBDA (US$,000)	284,339	186,893		52.1%	1,026,721	613,230		67.4%
OIBDA margin	44.7%	45.8%		—	47.8%	45.9%		—
Gross margin (US$,000)	515,328	334,329		54.1%	1,755,014	1,090,113		61.0%
Gross margin percentage	81.1%	82.0%			81.8%	81.6%		—
Net income (US$,000)	83,742	65,629	*)	27.6%	350,396	228,809	*)	53.1%
Net income per share (US$)	1.87	1.69	*)		8.50	5.98	*)
Net income per ADS (US$)	0.47	0.42	**)		2.13	1.50	**)
ARPU (US$)	9.1	12.6		-27.8%	10.2	13.7		-25.5%
MOU (min)	97.3	89.3		9.0%	96.5	89.8		7.5%
SAC (US$)	12.3	18.1		-32.0%	13.9	19.3		-28.0%

*)	Numbers restated in accordance with newly adopted by the Company accounting practice described below
**)	On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS information presented herein reflects the change in the ratio.

Significant improvements in VimpelCom’s financial and operating results in the fourth quarter and full year 2004, as compared with the fourth quarter and full year 2003, were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow. In the fourth quarter of 2004 we recorded a 5.5% increase in total operating revenues compared with the third quarter of 2004 notwithstanding the seasonal decline in roaming revenue and a substantial reduction in average price per minute due to promotional campaigns.

Record subscriber growth in the fourth quarter of 2004 led to an increase in total subscriber acquisition expenses. This negatively impacted our OIBDA, net income and the corresponding margins for the fourth quarter of 2004 as compared with the third quarter of 2004. Net income was also affected by an increase in the depreciation and amortization expense as the Company continues its network expansion as well as by provisions in the aggregate amount of $16.2 million for fines, penalties and taxes relating to the 2001 and 2002 tax audits which were reflected in the line “Other expense” in our condensed consolidated statements of income.

SAC trend remains unchanged notwithstanding large investments in subscriber acquisitions in the fourth quarter of 2004. SAC declined in the fourth quarter of 2004 as compared to the third quarter of 2004 due to several factors: growing proportion of our new subscribers were located in the regions of Russia, where SAC is substantially lower than in Moscow, the number of sales grew faster than advertising expenses, and the decrease in average dealer commission in Moscow as a result of a new dealer commission structure adopted in Moscow earlier in 2004.

Selling, general and administrative expenses (“SG&A”) for the year 2004, as a percentage of total operating revenues, improved to 33.5%, as compared with the 35.0% reported for 2003. SG&A in the fourth quarter of 2004, as a percentage of total operating revenues, was 36.3%, the same as in the fourth quarter of 2003. The increase in SG&A from $192.5 million in the third quarter of 2004 to $231.1 million in the fourth quarter of 2004 was in part due to traditional Christmas and New Year sales campaigns, growth in operating expenses connected with the increased customer base and network expansion.

In 2004, the Company’s MOU was stable with expected seasonal variations between the quarters. In 2004, MOU was 96.5 minutes, which was 7.5% higher than 89.8 minutes recorded for 2003. On the other hand, there was a 25.5% decline in ARPU, from $13.7 in 2003 to $10.2 in 2004. ARPU in the fourth quarter of 2004 fell by approximately 15.7% compared with the third quarter of 2004. This was primarily due to the decline in average price per minute that came about as a result of competitive pressure, particularly in the fourth quarter of 2004, and the growing proportion of regional subscribers who generate lower ARPU than subscribers in Moscow.

VimpelCom’s total capital investments for 2004 were approximately $1,680.9 million, with $1,242.0 million of capital expenditures for purchase of property and equipment and $438.9 million of acquisitions of new entities.

2002 and 2003 Financial Statements

The Company undertook a review of its lease accounting practices as a result of changes in lease accounting announced by other public companies in January and February of 2005 and guidance provided by the U.S. Securities and Exchange Commission in its February 7, 2005 letter to the accounting industry. As a result of this review, the Company determined that it should change the periods used to calculate depreciation expense relating to its capitalized leasehold improvement expenses for base station positions. Accordingly, the Company restated its historical financial statements.

The primary effect of this accounting correction was to accelerate to earlier periods depreciation expense with respect to certain of the Company’s capitalized leasehold improvement expenses, resulting in an increase in non-cash expenses compared to what was previously reported. Net income decrease in 2002 and 2003 as a result of this restatement is the following: 2002 – $2.8 million or 2.2%, 2003- $5.2 million or 2.2%. The restatement does not affect the Company’s historical or future cash flows provided by operating activities.

The Company will disclose details of above mentioned adjustments for periods preceding 2004 in its Annual report on Form 20-F.

The Company’s management will discuss its fourth quarter and the 2004 results during a conference call and slide presentation on April 14, 2005 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through April 21, 2005 and May 16, 2005, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Beeline” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans and developments in the telecommunications market. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and Kazakhstan, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and Kazakh telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

-Definitions and tables are attached -

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004, are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Attachment B: VimpelCom financial statements and pertinent reconciliation tables

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended December 31,					Years ended December 31,
	2004		2003			2004		2003
	Unaudited
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	US$	619,924	US$	388,979		US$	2,090,478	US$	1,274,593
Connection fees		193		202			720		1,279
Sales of handsets and accessories		14,369		17,397			51,860		55,765
Other revenues		1,185		1,162			3,571		3,961

Total operating revenues		635,671		407,740			2,146,629		1,335,598

Operating expenses:
Service costs		107,481		61,893			352,399		209,038
Cost of handsets and accessories sold		12,862		11,516			39,216		36,435
Cost of other revenues		—		2			—		12
Selling, general and administrative expenses		231,064		148,764			720,127		467,655
Depreciation and amortization		112,425		55,815	*)		345,201		196,833	*)
Impairment of long-lived assets		—					7,354
Provision for doubtful accounts		(75)		(1,328)			8,166		9,228

Total operating expenses		463,757		276,662	*)		1,472,463		919,201	*)

Operating income		171,914		131,078			674,166		416,397

Other income and expenses:
Other income		5,792		5,197			7,412		6,296
Other expense		(16,985)		(960)			(19,565)		(3,251)
Interest income		1,647		2,512			5,712		8,378
Interest expense		(33,957)		(16,339)			(85,663)		(68,246)
Net foreign exchange loss		(948)		(3,255)			3,563		(1,279)

Total other income and expenses		(44,451)		(12,845)			(88,541)		(58,102)

Income before income taxes and minority interest		127,463		118,233	*)		585,625		358,295	*)

Provision for income taxes		21,868		37,504	*)		155,000		105,879	*)
Minority interest in net earnings (losses) of subsidiaries		21,853		14,773	*)		80,229		23,280	*)

Cumulative effect of changes in accounting principles		—		(379)			—		(379)
Minority interest on cumulative effect of changes in accounting principles		—		52			—		52

Net income	US$	83,742	US$	65,629	*)	US$	350,396	US$	228,809	*)

Net income per common share	US$	1.87	US$	1.69	*)	US$	8.50	US$	5.98	*)

Net income per ADS equivalent	US$	0.47	US$	0.42	*)	US$	2.13	US$	1.50	*)

Weighted average common shares outstanding (thousands)		44,834		38,722			41,224		38,241

*)	Numbers restated

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	December 31, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	305,857	US$	157,611
Accounts receivable		119,566		113,092
Other current assets		371,999		255,540

Total current assets		797,422		526,243

Non-current assets
Property and equipment, net		2,314,405		1,439,758	*)
Telecommunication licenses and allocation of frequencies, net		757,506		103,817
Goodwill		368,204		9,816	*)
Other intangible assets, net		212,595		49,553
Other assets		330,109		152 261

Total non-current assets		3,982,819		1,755,205	*)

Total assets		4,780,241		2,281,448

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		345,187		158,467
Due to related parties		7,290		8,603
Customer advances and deposits		278,170		181,475
Deferred revenue		1,893		2,701
Ruble denominated bonds payable		—		101,852
Bank loans, current portion		115,111		35,343
Capital lease obligations, current portion		2,851		6,587
Equipment financing obligations, current portion		71,577		70,935
Accrued liabilities		103 246		127,689

Total current liabilities		925 325		693,652

Deferred income taxes		296,967		28,943	*)
Bank loans, less current portion		1,240,199		330,112
Capital lease obligations, less current portion		5,004		9,154
Accrued liabilities, less current portion		6,837		4,046
Ruble denominated bonds payable		108,113		—
Equipment financing obligations, less current portion		38,283		53,008

Minority interest		2,380		174,882	*)

Shareholders’ equity		2,157,133		987,651	*)

Total liabilities and shareholders’ equity	US$	4,780,241	US$	2,281,448	*)

*)	Numbers restated

Condensed Consolidated Statements of Cash Flows

	Years ended December 31,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	805,407	US$	511,877

Proceeds from bank and other loans		1,064,927		160,285
Proceeds from issuance of ruble denominated bonds		94,214		97,119
Capital contributions in a consolidated subsidiary by minority shareholders		—		58,520
Repayment of senior convertible notes		—		(1,300)
Repayment of rouble denominated notes		(94,214)		—
Payments of fees in respect of debt issue		(16,133)		(4,207)
Payments of fees in respect of capital contributions		—		(2,478)
Repayment of bank and other loans		(82,637)		(86,261)
Repayment of equipment financing obligations		(110,744)		(256,902)
Repayment of capital lease obligations		(857)		(917)

Net cash provided by (used in) financing activities		854,556		(36,141)

Purchase of property and equipment		(925,133)		(506,716)
Proceeds from sale of property and equipment		—		12,433
Purchase of Kar-Tel stock, net of cash acquired of US$7,556		(344,414)		—
Purchase of DTI stock, net of cash acquired of US$382		(73,689)		—
Purchase of StavTeleSot stock, net of cash acquired of US$658		—		(42,455)
Purchase of minority interest in Bee-Line Samara		(12,884)		—
Purchase of intangible assets		(18,169)		(18,654)
Purchase of other assets		(142,964)		(38,561)

Net cash used in investing activities		(1,517,253)		(593,953)

Effect of exchange rate changes on cash and cash equivalents		5,536		12,171

Net increase in cash		148,246		(106,046)
Cash and cash equivalents at beginning of year		157,611		263,657

Cash and cash equivalents at end of year	US$	305,857	US$	157,611

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	14,216	US$	88,689
Accounts payable for equipment and other long-lived assets		211,378		78,032
Operating activities financed by sale of treasury stock		1,546		4,729
Conversion of Senior convertible notes		—		91,236
Accrued capital contributions costs		2,082		—
Purchase of minority interest in VCR		794,795		—
Acquisitions:
Fair value of assets acquired		487,781		73,290
Difference between the amount paid and the fair value of net assets acquired		174,771		(4,699)

Cash paid for the capital stock		(426,041)		(43,113)

Liabilities assumed	US$	236,511	US$	25,478

Reconciliation of OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended			Years ended
	Dec. 31 2004	Dec. 31 2003		Dec. 31 2004	Dec. 31 2003
OIBDA	284,339	186,893		1,026,721	613,230
Less: Impairment loss	—	—		(7,354)	—
Less: Depreciation	(81,970)	(46,732	)*)	(281,129)	(162,769	)*)
Less: Amortization	(30,455)	(9,083)		(64,072)	(34,064)

Operating income	171,914	131,078	*)	674,166	416,397	*)

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues (Unaudited)

	Three months ended			Years ended
	Dec. 31, 2004	Dec. 31, 2003		Dec. 31, 2004	Dec. 31, 2003
OIBDA margin	44.7%	45.8%		47.8%	45.9%
Less: Impairment loss as percentage of net operating revenues	—	—		(0.3)%	—
Less: Depreciation as percentage of net operating revenues	(12.9)%	(11.5	)%*)	(13.1)%	(12.2	)%*)
Less: Amortization as percentage of net operating revenues	(4.8)%	(2.2)%		(3.0)%	(2.6)%

Operating income as percentage of net operating revenues	27.0%	32.1	%*)	31.4%	31.2	%*)

*)	Numbers restated

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended		Year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Selling, general and administrative expenses	231,064	148,764	720,127	467,655
Less: General and administrative expenses	141,025	91,533	454,050	290,870
Sales and marketing expenses, including	90,039	57,231	266,077	176,785
advertising & marketing expenses	21,649	16,236	68,142	50,867
dealers’ commission expense	68,390	40,995	197,935	125,918
New gross subscribers,’000	7,343	3,170	19,204	9,144
Subscriber Acquisition Cost (SAC) (US$)	12.3	18.1	13.9	19.3

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended		Year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Service revenue and connection fees	620,117	389,181	2,091,198	1,275,872
Less: Connection fees	193	202	720	1,279
Less: Revenue from rent of fiber-optic channels	527	417	1,788	1,299
Service revenue used to calculate ARPU	619,397	388,562	2,088,690	1,273,294
Average number of subscribers,’000	22,764	10,277	16,986	7,749
Average revenue per subscriber per month (US$)	9.1	12.6	10.2	13.7

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES AGREEMENT ON SALE OF

A MINORITY STAKE OF KAR-TEL

Moscow and New York (April 14, 2005) - Open Joint Stock Company “Vimpel-Communications” and VimpelCom Finance B.V. (“VimpelCom” or the “Company”) (NYSE: VIP) announced that in accordance with its previously disclosed plans to sell 50%-1 (minus one) share in Limnotex, the parent company of KaR-Tel, to a partner with local knowledge, it has entered into a purchase and sale agreement with Crowell Investments Limited, a Cypriot company beneficially owned and controlled by certain shareholders of ATF Bank. ATF Bank is the fourth largest bank in Kazakhstan.

The purchase price for the stake is US$175 million. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. VimpelCom and Crowell have also entered into a shareholders agreement that, among other things, grants call options to VimpelCom to reacquire up to the entire stake from Crowell under certain circumstances, thus allowing VimpelCom to own up to 100% of KaR-Tel’s parent company. The exercise prices for the call options are based upon a prescribed formula.

Alexander Izosimov, Chief Executive Officer of VimpelCom said, “We are very pleased to have reached this agreement with our new partner, whose support and local knowledge will add great value. Together with our partner, we believe we are well positioned to become the number one operator in Kazakhstan.”

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Beeline” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements contained in this press release, including the anticipated closing of the transaction and the intended benefits to VimpelCom from the transaction described herein, are based on Management’s best assessment. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations in Kazakstan, general political uncertainties and general economic developments in Kazakhstan, and other factors. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s

- more -

VimpelCom Announces Agreement On Sale Of A Minority Stake Of KaR-Tel

Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7(095) 974-5888 Investor_Relations@vimpelcom.com	Ian Bailey/Michael Polyviou Financial Dynamics Tel: 1(212) 850 5600 mpolyviou@fd-us.com